Exhibit 99.1

Upgrade to Sapiens CoreSuite for Workers’ Compensation Goes Live in Ohio

Enhanced version supports automation goals, consolidates multiple systems and increases profitability

June 2, 2021 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today the roll-out of its newly upgraded CoreSuite for Workers’ Compensation software package with the second largest overall workers’ compensation provider in the US.

The Ohio Bureau of Workers’ Compensation (BWC) is the first insurance carrier to complete this significant upgrade of Sapiens CoreSuite for Workers’ Compensation. The upgrade is designed to better optimize operational efficiencies, increase customer satisfaction, and increase profitability for workers’ compensation providers, administrators and state funds.

“We are very proud of this seamless upgrade and roll-out, which is due in large part to the collaboration and teamwork between BWC and Sapiens. We were able to deliver swift, effective resolutions to each challenge we encountered,” said Gary Anderson, Sapiens Head of Specialized North American Products. “Sapiens’ solution ensures our customers’ end-user community will fully benefit from the new technology stack refresh.”

Along with substantial improvements to the platform, the upgrade includes a refresh of the Java-based framework and web and application services, enabling Sapiens customers to align with latest industry standards and pave the way for future technological updates. Sapiens’ solution enables customers to create and maintain custom validation and event-triggering rules in a simplified, graphical manner.

Sapiens first partnered with BWC in 2012. The upgrade marks BWC’s second significant implementation in a little over a year. Founded in 1912, BWC provides workers’ compensation coverage to 249,000 employers in the Ohio public and private sectors. The carrier collects an average of $1.3 billion in premiums a year and processes approximately 100,000 new claims annually.

Sapiens’ workers’ compensation platform enables carriers to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support, enables proactive case management that reduce claims settle resolution time and claims closure.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com